September 24, 2007	F. Alec Orudjev Direct Phone (202) 912-4842 Direct Fax (202) 912-4830 aorudjev@cozen.com
VIA HAND DELIVERY Mr. Duc Dang Attorney-Advisor Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:

The Quantum Group, Inc. (the “Company”)

Amendment No. 2 to Registration Statement on Form SB-2

Filed July 5, 2007

File No. 333-142990

Dear Mr. Dang:

This firm represents the Company in connection with the above-referenced filing.  Cozen O’Connor was previously acting in the capacity of the underwriters’ counsel in connection with this registration statement and secondary public offering.  Following the change in the underwriting syndicate (as reflected on the cover of the revised prospectus), this firm was retained by the Company to provide legal counsel in connection with the offering and related matters.

The purpose of this letter is to provide the Company’s responses to the August 7, 2007 comment letter (the “Comment Letter”) to Mr. Noel J. Guillama, Chief Executive Officer of the Company.

This letter indicates how the Company proposes to amend the above-referenced filing to respond to your comments, or why, with respect to certain comments, the Company believes that no changes to its disclosures are necessary, and provides certain supplemental information requested by you in the Comment Letter.  For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses, which where appropriate contain cross-references to specific discussions and/or pages in the amended filings referred to above.  Also, for your convenience, we include a redlined draft of the Prospectus disclosures in response to your comments.

Mr. Duc Dang

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

General

1.

We note your response to comment 1 of our letter dated June 19, 2007 that the shares issuable upon conversion of your convertible debentures would be privately issued.  We also note that throughout this document you continue to refer to “offering units” when discussing the securities that will be issued upon conversion of the convertible debentures or exchange of the restricted bridge shares.  Since the securities will be privately issued and are not part of the units being offered by this registration statement, please revise to delete your reference to “offering units” in connection with the conversion of the convertible debentures.

Response:

Please note that the changes responsive to the above referenced comment have been made throughout the revised document.

2.

We note your response to comment 4 of our previous letter that you have revised the beneficial ownership table.  We are not able to locate the revised disclosure on pages 52 and 53 that evidences inclusion of the shares issuable upon conversion of your debt.  Further, please confirm that you have included the Late Registration Shares in this calculation.  Please revise or advise.

Response:

The Company hereby confirms that included the Late Registration Shares in this calculation. The revised beneficial ownership table with notes thereto is on pp. 55-57 of the revised prospectus.

3.

We note from your response to comment 7 that you have deleted the risk factor disclosure that the warrants will be of no value if the registration statement covering the shares underlying the warrants is not effective or if the underlying shares are not registered in the applicable states.  Please tell us why you have deleted this risk factor.

Response:

The risk factor was deleted inadvertently. It has been revised and reinserted on pp. 15-16 of the revised prospectus and reads, in its entirety, as follows:

“If a current prospectus, and possibly state blue sky registration, is not in place, then you will not be able to exercise warrants.

Holders of our warrants which are issued in this offering will be able to exercise their warrants only if a current registration statement relating to the shares underlying the warrants is then in effect and, if a state exemption is not otherwise available, only if the shares are qualified for sale under the securities laws of the applicable state or states.  Under the terms and provisions of the underwriting agreement by and between our company and the underwriters in this offering, we have undertaken and intend to file and keep current a registration statement covering the shares of common stock issuable upon exercise of the warrants, but we cannot assure you that we will be able to do so.  We cannot assure you that such qualification will occur intend to seek to qualify such shares for sale in those states where the units are to be offered.

Mr. Duc Dang

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

The warrants may be of no value if the current registration statement covering the shares underlying the warrants is not effective and available or, if required, such underlying shares are not or cannot be registered in the applicable states.”

4.

Please revise the summary section entitled “Significant Risks” on page 2 and the risk factor section to disclose the total number of shares (including the bridge shares, conversion shares, and late registration shares) into which the convertible debt may be converted, that upon conversion of the convertible debt you intend to file a registration statement for these shares immediately after this registration statement is effective, and the risks associated with such sales.

Response:

The Company has expanded the entire “Significant Risks” disclosure in the revised prospectus in response to this Comment and to Comment 5 below.  The revised and updated disclosures, including references to a number of important risk factors and challenges facing the Company now appear right before the Summary Financial Data portion of the revised prospectus on p 4.

5.

Please revise the summary risk factor section to disclose that your auditors have issued a going concern opinion and the amount of your losses to date.

Response:

Please refer to the Company’s response to Comment 4 above.

6.

We note your response to comment 11 that this is a firm commitment underwriting and that any references to best efforts underwriting were included inadvertently and have been deleted.  However, we note the disclosure on page 6 that “though we expect that this proposed secondary public offering will be fully subscribed, we can give no assurance that it will happen.  The timing, size and completion of this offering will be critical in the repayment of outstanding debt…”  Please revise or advise.

Response:

The Company has revised the risk factor in question in its entirety.  As revised, the risk factor reads on p. 7 of the revised prospectus, in its entirety, as follows:

“We will need substantial additional financing after this offering.

To date, we have relied almost exclusively on financing transactions to fund our operations.  Our inability to obtain sufficient additional financing would have a material adverse effect on our ability to implement our business plan and, as a result, could require us to diminish or suspend activities.  We believe our cash resources, including the net proceeds from this offering, will be sufficient to fund our planned operations for at least twelve months.  However, our projections could be wrong. We could face unforeseen costs, or our revenues could fall short of our projections. We do not have any currently identified sources of additional capital on which we could rely if we find our revenues and the offering proceeds are insufficient to fund our operations. New sources of capital may not be available to us when we need it or may be available only on terms we would not find acceptable. If such capital is not available on satisfactory terms or is not available at all, we may be unable to continue to fully develop our

Mr. Duc Dang

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

business; our operations and financial condition may be materially and adversely affected. Currently, we are incurring losses from operations, have a significant capital deficit and do not have access to a line of credit or other debt facility.  If we raise additional capital through the issuance of debt securities, the interests of our shareholders would be subordinated to the interests of our debt holders, and any interest payments would reduce the amount of cash available to operate and grow our business.  If we raise additional capital through the sale of equity securities, the ownership of our shareholders would be diluted.  Additionally, we do not know whether any financing, if obtained, will be adequate to meet our capital needs and to support our growth.”

7.

Please revise the first risk factor on page 13 that discusses the risk of future sales to reflect the shares issuable upon exchange of restricted bridge shares disclosed on page 55.

Response:

Since the information relating to the shares issuable upon exchange of the Bridge Shares appears in several places throughout the revised prospects and is abundantly specific, the risk factor in question was revised to read, in its entirety, as follows:

“Future sales of our common stock, including those purchased in this offering, may cause the price of our common stock to decline.

Future sales of a substantial number of shares of our common stock or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common stock and our Class A and Class B warrants to decline, and could materially impair our ability to raise capital through the sale of additional securities.

In addition, under the terms of the Bridge Notes we have issued in several bridge financings in 2006 and 2007, we are required to register the shares by specific dates, which have not been met.  We have issued 92,323 late registration shares to our bridge investors to date.  Sales in the public market of a substantial number of any of these and other securities of the Company could depress the market price of our securities and impair our ability to raise capital through the sale of additional equity securities in the future at a time and price that we deem necessary or appropriate.”

8.

Please revise the risk factor section to include a risk factor regarding the amount of Late Registration Shares that you owe and the risks associated with your obligation to issue such Late Registration Shares.

Response:

Please refer to the Company’s response to Comment 7 above.

9.

Please revise footnote one to the use of proceeds table to disclose the additional warrants that you would need to issue should all of the debentures be converted.

Response:

The first footnote to the use of proceeds table has been revised to address the Staff’s comment. It appears on p. 18 of the revised prospectus and reads, in its entirety, as follows:

Mr. Duc Dang

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

“(1)

We have $6,409,500 in 8% Subordinated Secured Convertible Bridge Notes (Bridge Notes), $359,500 of which represents interest payments, all of which is in default as of September 24, 2007.  These Bridge Notes can be converted into units otherwise identical to the units offered in the Offering at a price equal to 70% of the public offering price at the option of the note holder.  Should all of such Bridge Notes be converted which we do not anticipate, we will issue an additional 1,728,652 shares of common stock plus an equal number of Class A and Class B warrants and will reallocate the net proceeds to increase the funds for acquisitions by $500,000-$1,000,000, $500,000 for infrastructure and technology and the balance used for working capital.”

10.

We note your response to comment 10 that your shares are not penny stocks and the disclosure concerning the safe harbors for forward looking statement was appropriate because your securities will be listed on the American Stock Exchange.  Please revise your prospectus until such time as your securities have been listed on the AMEX or accepted for listing on the AMEX.

Response:

As disclosed throughout the revised prospectus, the Company is in the process of applying for the listing of its securities on the American Stock Exchange (“AMEX”).  Upon AMEX’s approval of such initial listing application, the Units, the Common Stock, the Class A Warrants and the Class B Warrants will all be listed on the AMEX.  Since the “penny stock” language is not going to be applicable to the Company at the time of the completion of this secondary public offering, the Company believes that no revisions to the revised prospectus are required.

11.

We note the revised disclosure on Page 55.  We note that you sold 121 Bridge Units for $6,050,000, which equates to a price of $50,000 per unit.  We note that each unit consists of a $50,000 8% debenture and 6,061 restricted shares.  You further disclose that the restricted shares are exchangeable into offering units “equivalent to their initial investments in the Bridge Units purchased” even though such unit holders would retain ownership of the $50,000 debenture.  We also note disclosure throughout this document that the debentures are convertible into shares.  Please advise us of the document that controls the conversion of each (i) the restricted securities and (ii) the debentures in your Bridge Units and file such document as an exhibit with your next amendment.

Response:

The 8% Subordinated Secured Convertible Bridge Notes issued in connection with the August 2006, December 2006 and March 2007 private placements contain these conversion and exchange provisions.  All three form Notes are filed as exhibits 10.1, 10.2 and 10.3, respectively, to the revised registration statement.

12.

In connection with the preceding comment, based on your disclosure, it would appear that the Bridge Unit purchasers are able to convert one restricted share into more than one unit (6061 bridge shares – 7693 units [2 shares and 2 warrants]) and are able to convert their debentures based on 70% of the offering price.  Please discuss the basis and formula for converting 6061 shares into 7693 units.  Please

Mr. Duc Dang

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

revise your disclosure, elsewhere in the document, when discussing the convertible debentures to also discuss the impact of the exchange of restricted bridge shares into units.  Also, provide clear disclosure of the total amount of the shares and warrants the Bridge Unit investors will receive upon conversion of the debentures and restricted securities underlying the Bridge Units.

Response:

Following the change in the composition of the underwriting syndicate and in the lead underwriter in connection with the secondary public offering from Newbridge Securities Corporation (which remains on the cover of the prospectus) to Paulson Investment Company, the lead underwriter, the structure of the offering also changed.  As set forth on the cover of the revised prospectus as well as throughout the document, though the offering still consists of 1,500,000 units, each unit now consists of two shares of common stock, two non-callable Class A warrants and two non-callable Class B warrants. Each Class A warrant entitles its holder to purchase one share of common stock at an exercise price of $7.00. Each Class B warrant entitles its holder to purchase one share of common stock at an exercise price of $11.00.  The warrants are exercisable at any time after they become separately tradable until their expiration date, which is seven years after the date of this prospectus.  In light of the foregoing change, each Bridge Unit can convert into two shares of common stock and two warrants, each to purchase one share of common stock. Similarly, upon election to exchange, each holder of the Bridge Shares will be entitled to receive additional unregistered securities of the Company otherwise identical to the units to be sold in this secondary public offering.  The revised prospectus reflects this new offering structure and relating conversion discussion throughout the document.

The following example illustrates the foregoing discussion.  If a beneficial owner of one $50,000 bridge unit purchased in any of 2006 or 2007 bridge financings elected to exchange and convert such unit in the Company’s securities, at the proposed secondary public offering price of $11.00 per Unit, such owner would be entitled to receive from the Company:

(i)

upon conversion of the Bridge Notes - of 12,987 of shares of the Company’s common stock; and

(ii)

upon exchange of the Bridge Shares - 3,030 additional unregistered securities otherwise identical to the units to be sold in this secondary public offering.

13.

Please revise to disclose the number of late registration shares that have accrued to date.

Response:

The revised number of such shares appears on p. 15 of the revised prospectus.

14.

Please file the underwriting agreement with your next amendment.

Response:

A copy of the form Underwriting Agreement is filed as exhibit 1.1 to the revised registration statement.

Mr. Duc Dang

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

15.

Please include a form of Bridge Unit as an exhibit with your next amendment.

Response:

The terms and provisions of the Bridge Units were set forth in certain Financing Agreements dated as of August 21, 2006 and as of March 29, 2007.  Copies of Financing Agreements are filed as exhibits 10.4, 10.5 and 10.6, respectively, to the revised registration statement.

* * * * * * * * * *

The Company hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings.  We welcome the opportunity to speak with staff members directly in an effort to expedite the review process.

Sincerely,
COZEN O'CONNOR

By:	/s/ F. Alec Orudjev